July 17, 2015	QTRRF: OTCQX International
QTA: TSX VENTURE
NR-6-15

QUATERRA GRANTS STOCK OPTIONS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQX: QTRRF) announces that it has granted 2,435,000 incentive stock options to certain directors, officers, employees and consultants of the Company pursuant to the Company’s stock option plan. The options are exercisable at a price of $0.13 per share for a period of five years and are subject to the policies of the TSX Venture Exchange.

On behalf of the Board of Directors,

Steven Dischler
President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO, Quaterra Resources Inc.
775-463-9600

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.